Exhibit 12.1

FIRST INDUSTRIAL REALTY TRUST, INC.

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

(Dollars in Thousands)

	2013	2012	2011	2010	2009
Income (Loss) from Continuing Operations Before Equity in Income (Loss) of Joint Ventures, Noncontrolling Interest from Continuing Operations and Income Taxes from Continuing Operations	4,592	(18,496)	(34,161)	(159,232)	(41,519)
Distributions from Joint Ventures	177	1,580	1,033	3,032	2,319
Gain on Sale of Real Estate	1,100	3,777	1,370	859	374
Interest Expense*	73,558	83,506	100,190	106,166	115,421
Amortization of Capitalized Interest	580	529	532	534	534
Amortization of Deferred Financing Costs	3,225	3,460	3,963	3,473	3,030
Rentals Deemed Representative of an Interest Factor	480	522	652	1,016	1,394

Net Earnings (Loss)	83,712	74,878	73,579	(44,152)	81,553

Interest Expense*	73,558	83,506	100,190	106,166	115,421
Capitalized Interest	3,611	1,997	437	—	281
Amortization of Deferred Financing Costs	3,225	3,460	3,963	3,473	3,030
Rentals Deemed Representative of an Interest Factor	480	522	652	1,016	1,394
Preferred Stock Dividends	8,733	18,947	19,565	19,677	19,516

Fixed Charges and Preferred Stock Dividends	89,607	108,432	124,807	130,332	139,642

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	(a)	(a)	(a)	(a)	(a)

(a)	Due to the Company’s loss from continuing operations for the years ended December 31, 2012, 2011, 2010 and 2009, as well as preferred stock dividends for the year ended December 31, 2013, the ratio coverage is less than 1:1. The Company must generate additional earnings of $5,895, $33,554, $51,228, $174,484 and $58,089 for the years ended December 31, 2013, 2012, 2011, 2010 and 2009, respectively, to achieve a ratio coverage of 1:1.
*	Interest Expense includes Discontinued Operations Interest Expense of $63, $268 and $653 for the years ended December 31, 2011, 2010 and 2009.